Exhibit 3.1

CERTIFICATE OF DESIGNATION

TO THE CERTIFICATE OF INCORPORATION

OF

Legal Life Plans, Inc.

The undersigned, Scott Weissman, being the duly elected Secretary of Legal Life Plans, Inc., a Delaware corporation (the “Corporation”), hereby certifies the following:

Provisions Relating to Preferred Stock. The Board of Directors (the “Board”) is authorized, subject to the limitations prescribed by law and the provisions of the Corporation’s certificate of incorporation, to provide for the issuance of the shares of Preferred Stock in accordance with Sections 102(a) and 151(a) of the General Corporation Law of the State of Delaware, in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualification, limitations or restrictions thereof.

Pursuant to Section 151(a) of the General Corporation Law of the State of Delaware, and Article IV of the Corporation’s Certificate of Incorporation the following shall constitute the designation of the Corporation’s Series “B” Preferred Stock:

(a)            Designation of Series “B” Preferred Stock. The Series “B” Preferred Stock (the “Preferred Stock” or the “Shares”) shall be designated by the following characteristics:

(i)              the Shares shall entitle the holders the right to vote, either together with holders of the Corporation’s common stock, or as a separate class of shares, on any matter upon which the shareholders of common stock of the Corporation may vote, including but not limited to any resolutions purporting to vary any of their rights or create any class of capital stock ranking in priority to them or effect any reorganization which would disadvantage the Shares relative to the shares of the Corporation’s common stock;

(ii)            each Share shall be entitled to one (1) vote, whereas each share of common stock is entitled to 1 vote.

(iii)           in the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holder(s) of the Shares shall not be entitled to receive any of the assets of the Corporation;.

(iv)          shall not entitle the holder(s) thereof to receive dividends, whether in cash, property, or in securities of the Corporation; and

(v)            shall not be able to convert such Series “B” Preferred Stock into the Corporation’s common stock without Board of Director’s approval.

[End of Certificate of Designation to Restated Certificate of Incorporation]

This Certificate of Designation to the Restated Certificate of Incorporation was approved by the board of directors of the Corporation in a meeting duly held under the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation to the Certificate of Incorporation as of this 20th day of March, 2012.

LEGAL LIFE PLANS, INC.

/s/Scott Wessman

Scott Weissman, Secretary